Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES LAUNCH OF SCHEMES OF ARRANGEMENT

•
Schemes of arrangement proceedings with respect to Ocean Rig UDW Inc., Drillships Financing Holding Inc. ("DFH"), Drillships Ocean Ventures Inc. ("DOV") and Drill Rigs Holdings Inc. ("DRH") (the "Scheme Companies") have been launched

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The Scheme Companies have issued a Practice Statement Letter notifying the Scheme Creditors of their intention to apply to the Grand Court of the Cayman Islands for a directions hearing ("Directions Hearing") in relation to each Scheme

•	Ocean Rig notifies DRH Noteholders that the deadline for the DRH Early Consent Fee available to holders who accede to the Restructuring Agreement ("RSA") is 5pm (New York time) on MAY 29, 2017

May 22, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ:ORIG) ("Ocean Rig" or "UDW" or the "Company"), an international contractor of offshore deepwater drilling services, today announced that it will seek orders from the Grand Court of the Cayman Islands (the "Cayman Court") to convene meetings ("Scheme Meetings") in relation to schemes of arrangement proposed by Ocean Rig, DFH, DOV and DRH (the "Schemes").  The Schemes will implement the restructuring (the "Restructuring") envisaged by the RSA entered into on 23 March 2017 (as amended).
Further Information
A summary of the Schemes and the background to the Restructuring is included in the Practice Statement Letter which has been distributed to creditors affected by the Schemes (the "Scheme Creditors") today.  If the Cayman Court grants leave to convene the Scheme Meetings at the Directions Hearings all Scheme Creditors will be provided with an explanatory statement in advance of those meetings which will contain information for creditors to make an informed decision about the merits of the proposed Schemes.
Ocean Rig will advise the Scheme Creditors of the precise date, time and location at which the Directions Hearings will take place promptly upon such information having been confirmed by the Cayman Court.  Scheme Creditors who wish to obtain further information about the Restructuring should register with Prime Clerk LLC, the Company's Information Agent, as detailed below.

Each Scheme can only become binding if at least a majority in number of the relevant creditors, holding at least seventy-five per cent (75%) in value of claims, present and voting (either in person or by proxy) at the relevant Scheme Meeting, vote in favour of that Scheme and the Cayman Court then sanctions it. Each of the UDW Scheme, the DFH Scheme and the DOV Scheme is inter-conditional upon each other and must be approved by the requisite Scheme Creditors at each of the relevant Scheme Meetings, sanctioned by the Cayman Court and given effect by the U.S. Bankruptcy Court in order to become effective. The DRH Scheme is conditional on the requisite Scheme Creditor approval, sanction by the Cayman Court, being given effect by the U.S. Bankruptcy Court and the effectiveness of the UDW Scheme, the DFH Scheme and the DOV Scheme.
Background
As contemplated by the RSA, Simon Appell of AlixPartners Services UK LLP and Eleanor Fisher of Kalo (Cayman) Ltd were appointed pursuant to an order of the Cayman Court (the "JPL Order") to act as joint provisional liquidators ("JPLs") to each Scheme Company on March 27, 2017.  By virtue of the presentation of winding up petitions and the appointment of the JPLs, provisional liquidation proceedings were commenced in the Cayman Islands and the Scheme Companies, are subject to a moratorium in the Cayman Islands. In addition, the Scheme Companies have commenced ancillary proceedings in the US pursuant to Chapter 15 of the US Bankruptcy Code and are subject to a moratorium in the US.
Indebtedness Subject to the Schemes

Pursuant to the JPL Order, and having consulted with the directors of the Scheme Companies, the JPLs have determined it was appropriate today to move forward with promoting the Schemes in connection with the following primary indebtedness of the Scheme Companies:
(a)
US$500,000,000 7.25% senior unsecured notes due April 30, 2019 issued by UDW pursuant to the indenture dated March 26, 2014 between UDW and Deutsche Bank Trust Company Americas (as amended, supplemented, and/or amended and restated from time to time);

(b)
the amended and restated US$1,900,000,000 credit agreement dated as of February 7, 2014 among DFH, Drillships Projects Inc., UDW, the lenders party thereto from time to time and Deutsche Bank AG New York Branch (the "DFH Facility");

(c)
the US$1,300,000,000 credit agreement dated as of July 25, 2014 among DOV, Drillships Ventures Projects Inc., UDW, the lenders party thereto from time to time, Deutsche Bank AG New York Branch (the "DOV Facility"); and

(d)	US$800,000,000 6.5% Senior Secured Notes due 2017 Notes issued by DRH pursuant to the indenture dated September 20, 2012 (the "DRH Notes").

In addition to the primary indebtedness described above, the Schemes will also be promoted in respect of UDW's guarantee obligations of the DFH Facility, the DOV Facility and the DRH Notes.

Financial Indebtedness Affected Only

The Schemes will affect only the financial indebtedness of the Scheme Companies and their co-borrower and guarantor affiliates.  Operations of the Scheme Companies will continue to be unaffected, and trade creditors and vendors of the Scheme Companies will continue to be paid in the ordinary course of business and will not be affected by the Schemes.
The Group's Leverage Will be Substantially Decreased by the Schemes
If the Schemes are sanctioned, the Scheme Companies will be substantially deleveraged through an exchange of approximately $3.7 billion principal amount of debt for (i) new equity of the Company, (ii) approximately $288 million of cash, and (iii) $450 million of new secured debt.
Restructuring Agreement
The RSA is currently supported by creditors representing about 90% of the affected claims at UDW, about 99% of the affected claims at DFH, about 97% of the affected claims at DOV and about 57% of the affected claims at DRH. The Company believes a successful consummation of the DRH Scheme maximizes value for the DRH Creditors.
Noteholders of DRH are directed that they must accede to the RSA by 5pm NY time on May 29, 2017 (not as was previously announced, May 31, 2017) in order to receive their pro rata entitlement to the DRH Early Consent Fee, which, as announced on May 18, 2017, has been raised to $3m.
George Economou, Ocean Rig's Chairman and Chief Executive Officer commented:
"This is another step forward for the promotion of the Restructuring. We are looking forward to the Directions Hearings and completing the Restructuring by the end of the summer."
Simon Appell, as JPL of the Scheme Companies, commented:
"The launch of the Scheme proceedings has required a tremendous amount of work by the Scheme Companies, their creditor stakeholders and various professional advisers. There remain a number of steps still to be taken including the upcoming Directions Hearings, but the launch of the Schemes is a very positive step in the journey to successfully restructure the Group."
A copy of to the RSA, the Practice Statement Letter and other information relating to Restructuring is available on a website maintained by Prime Clerk, the Company's Information Agent LLC at http://cases.primeclerk.com/oceanrig. Scheme Creditors are encouraged to register with the Information Agent to obtain access to these materials.

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS
In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com